EXHIBIT 11.0 BUILDING MATERIALS HOLDING CORPORATION Computation of Earnings Per Share For the Year Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
COMPUTATION OF BASIC EARNINGS PER SHARE
Net income available
to common shareholders	$ 7,015,000	$20,844,000	$19,712,000

Weighted average shares
outstanding	13,086,371	12,909,581	12,753,663

Basic earnings per share	$ 0.54	$ 1.61	$ 1.55

COMPUTATION OF DILUTED EARNINGS PER SHARE
Net income available
to common shareholders	$ 7,015,000	$20,844,000	$19,712,000

Weighted average shares
outstanding	13,086,371	12,909,581	12,753,663

Net effect of dilutive
stock options based on
the treasury stock
method using average
market price	176,445	99,475	68,694

Total shares outstanding	13,262,816	13,009,056	12,822,357

Diluted earnings per share	$ 0.53	$ 1.60	$ 1.54

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